UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Ritchie Bros. Auctioneers Incorporated

2.	Name of Person Relying on Exemption:

Ancora Alternatives LLC

3.	Address of Person Relying on the Exemption:

C/O ANCORA HOLDINGS GROUP, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124

4.	Written Material. The following written materials are attached hereto and as Exhibit 99.1 and Exhibit 99.2, respectively:

Interview Transcript, dated February 22, 2023. See Exhibit 99.1.

Presentation, dated February 23, 2023. See Exhibit 99.2.

*         *         *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Issues Rebuttal Presentation to Address

What Appears to be Luxor Capital’s “Short and Distort”

Campaign Against IAA and Ritchie Bros.

Asserts Luxor is Leading a Wolf Pack of Shareholders That is Disseminating Falsehoods and Half-Truths Regarding the Combination

Highlights Luxor Recently Amended its Proxy Statement to Disclose it has Maintained a “Trade Incentive Agreement” With a Known Short Seller Since December 2022

Shares Five Key Reasons Why Ancora is Voting FOR the Transformative and Value-Enhancing Transaction

CLEVELAND—(BUSINESS WIRE)—Ancora Holdings Group, LLC (together with its affiliates, “Ancora”), which is the beneficial owner of approximately 4% of the outstanding shares of IAA, Inc. (NYSE: IAA) and 0.5% of the outstanding shares of Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA), today released a rebuttal presentation that addresses what appears to be a “short and distort” campaign being run by Luxor Capital Group, LP.1

DOWNLOAD AND VIEW ANCORA’S REBUTTAL DECK AT THE LINK ABOVE.

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Disclaimer

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

ancora@longacresquare.com

1 Ancora’s shareholdings are as of the record date for each company’s special meeting, whereat investors will vote on the proposed combination.